UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
CrowdChayne, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 21, 2020

Physical address of issuer
1120 Old Country Rd, Suite 203, Plainview, NY 11803

Website of issuer
www.crowdchayne.com

Name of intermediary through which the Offering will be conducted
www.fundme.com

CIK number of intermediary
0001683485

SEC file number of intermediary
007-00078

CRD number, if applicable, of intermediary
0001683485

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
10.0% of the total amount raised in the Offering

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
100,000

Price (or method for determining price)
$0.25

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$875.00	$0.00
Cash & Cash Equivalents	$875.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 21, 2020

FORM C

Up to $1,070,000.00

CrowdChayne Inc



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by CrowdChayne, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through www.fundme.com (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$50.00	$450.00
Aggregate Minimum Offering Amount	$25,000.00	$2500.00	$22,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$107,000.00	$963,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   Intermediary will receive 10% of the total amount raised in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.crowdchayne.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to

or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 21, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.crowdchayne.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

CrowdChayne Inc (the "Company") is a Delaware Corporation, formed on February 21, 2020.

The Company is located at 1120 Old Country Rd, Suite 203, Plainview, NY 11803.

The Company's website is www.crowdchayne.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We provide crowdfunding services for startup companies looking for investors and a curated getway to find investments to our network of investors. We charge a fee based on the amounts of capital we raise for each crowdfunding campaign as well as add-on fees for marketing and business consulting services which our clients pay upon receipt of our services.

The Offering

Minimum amount of Shares of Common Stock being offered	100,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	55,100,000
Maximum amount of Shares of Common Stock	4,280,000
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	59,280,000
Purchase price per Security	$0.25
Minimum investment amount per investor	$500.00
Offering deadline	October 31, 2020
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 34 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on marketing our platform to the public as well as potential listers rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December of 2021, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 21, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating

expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or

attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable

information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by [contracting with a third party that currently handles our data and sensitive information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Frank Cid who is CEO of the Company. The Company has or intends to enter into employment agreements with Frank Cid although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Frank Cid or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and

allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Frank Cid in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Frank Cid die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

Business development corporations are subject to the Investment Company Act of 1940.

The Investment Company Act of 1940, as amended (1940 Act), imposes numerous constraints on the operations of business development corporations (BDC's). For example, BDC's are required to invest at least 70% of their total assets in qualifying assets, primarily securities of "eligible portfolio companies" (as defined under the 1940 Act), cash, cash equivalents, U.S. government securities, and other high quality debt investments that mature in one year or less. Our regulatory requirements may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, we rely upon several exemptive orders from the SEC permitting us to consolidate our financial reporting and operate our business as presently conducted. Our failure to satisfy the conditions set forth in those exemptive orders could result in our inability to rely upon such orders or to cause the SEC to revoke the orders which could result in material changes in our financial reporting or the way in which we conduct our business. Furthermore, any failure to comply with the requirements imposed on BDC's by the 1940 Act could have material adverse consequences to us or our investors, including possible enforcement action by the SEC and the possible loss of our ability to qualify as a RIC that is exempt from corporate-level income tax under the Code. If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would further significantly decrease our operating flexibility.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and

operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a crowd funding portal. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs;

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.

All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

As a registered investment advisor, our failure to comply with investment guidelines set by our clients or the provisions of the management agreement and other agreements to which we are a party could result in damage awards against us and a loss of assets under management (AUM), either of which could have an adverse effect on us.

As an investment adviser, each Adviser has a fiduciary duty to its clients. When clients retain an adviser to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such adviser is required to observe in the management of its portfolios. In addition, such adviser is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each adviser utilizes procedures, processes and the services of experienced advisors to assist it in adhering to these guidelines and agreements, we cannot assure you that such precautions will protect us from potential liabilities. An adviser's failure to comply with these guidelines or the terms of these agreements could have a material adverse effect on us.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown

improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.
Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.
We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Hedging instruments often involve counterparty risks and costs.
We will be subject to credit risk with respect to our counterparties to the derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or our hedge counterparty in the case of uncleared over-the-counter instruments) and other instruments entered into directly by us or held by special purpose or structured vehicles in which we invest. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its

contractual obligation. Changes in the credit quality of our counterparties with respect to their derivative transactions may affect the value of those instruments. By entering into derivatives, we assume the risk that these counterparties could experience financial hardships that could call into question their continued ability to perform their obligations. As a result, concentrations of such derivatives in any one counterparty would subject our funds to an additional degree of risk with respect to defaults by such counterparty.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time

of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 55.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest

would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We provide crowdfunding services for startup companies looking for investors and a curated gateway to find investments to our network of investors. We charge a fee based on the amounts of capital we raise for each crowdfunding campaign as well as add-on fees for marketing and business consulting services which our clients pay upon receipt of our services.

Business Plan

We are a professional services company, providing management business consulting, technology and outsourcing services to clients across a broad range of industries. We operate throughout the U.S. with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our solutions helps clients raise much needed capital to insure business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by their technologies or services. We bring together our capabilities in business strategy, technology strategy and operations/functional strategy to help early stage and start-up management teams shape and execute their objectives, focusing on issues related to digital disruption, competitiveness, global operating models, and talent and leadership. We provide a range of strategy services focused on areas such as finance and enterprise performance; mergers and acquisitions; operations; sales and customer service; sustainability; and talent and organization to help improve our client's productivity and performance.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Crowdfunding	CrowdChayne aims to be one of the foremost crowd funding portals with a focus on bringing the best start-up and crowdfunding projects to our customers. We provide the platform. Investors provide the funding. Businesses get the support. Together, we're growing our communities and our economies, funding start-up initiatives, powering new industry, and creating new jobs.	According to Statista.com the US equity crowdfunding markets currently stands at roughly $780mm. Statistics are showing the market will only grow bigger in the coming years. Our Customers are the companies that are looking to raise capital. Our users are the investors that will join our platform.

We plan to sell our social media marketing services. We will create content that will be relevant to the investors on our network so that they can make educated decisions when it comes time to invest in the companies we bring them.

We will offer our content through our website www.crowdchayne.com as well as create partnerships with other online marketers and influencers to bring our campaigns to the public. It is possible that in the future we may use third party referral services but as of now we will grow through a grass roots effort via social media such as Twitter, Instagram, Facebook and Google

Competition

The Company's primary competitors are Our competitors are Wefunder, CrowdfundX, Republic and any portal focusing on the crowdfunding space.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and the ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are any companies or any individual with an idea that wants to raise capital.

Intellectual Property

The Company is not dependent on any following intellectual property.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1120 Old Country Rd, Suite 203, Plainview, NY 11803

The Company conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	10.00%	$2500	10.00%	$107,000
Campaign marketing expenses or related reimbursement	16.00%	$4,000	1.87%	$20,000
Estimated Attorney Fees	16.00%	$4,000	1.40%	$15,000
Estimated Accountant/Auditor Fees	38.00%	$9,500	0.93%	$10,000
General Marketing	20.00%	$5,000	9.3%	$100,000
Research and Development	0.00%	$0	4.67%	$50,000
Equipment Purchases	0.00%	$0	4.67%	$50,000
Future Wages	0.00%	$0	23.36%	$250,000
General Working Capital	0.00%	$0	43.73%	$468,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors/Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Frank Cid – Sole Director & CEO, Inception to Present.
Mr. Cid has worked in investment banking for over 25 years completing a wide variety of middle market capital formation and advisory transactions in numerous industries. These involve both privately held and publicly traded companies. Mr. Cid is sector agnostic when it comes to raising capital. He works with pre-revenue startups as well as Nano-cap, and micro-cap publicly listed companies.

Mr. Cid is the CEO of CrowdChayne Inc a startup crowd funding portal. We will build CrowdChayne to be one of the foremost crowd funding portals with a focus on bringing the best start-up and crowdfunding projects to our customers. With a highly motivated staff and experienced bankers we will join traditional investment banking with the ideals of a technology company. With our contacts and experience we will curate more deals faster and execute exits so that our network of investors can be profitable in their transactions faster and be able to invest with confidence knowing we have done the important work that comes with a successful deal. Mr. Cid is also the founder and CEO of Monolith Capital Group. Monolith is currently in the process of registering an NMA with FINRA to become a broker dealer focused on investment banking and corporate debt. Monolith will be the broker dealer engaging companies to bring to CrowdChayne.

Currently Mr. Cid is registered at CBC Securities. While we await FINRA approval for Monolith Capital Group. CBC will serve as the vehicle to engage companies for any necessary investment banking work.

Prior to joining CBC Securitas Mr. Cid was a registered representative at Joseph Stone Capital from October 9th, 2019 to March 9th, 2020. Prior to that Mr. Cid was a registered rep with Richard James and Associates from January 25th, 2019 to October 7th, 2019. From March 24th, 2016 to January 24th, 2019 Mr. Cid was a registered rep at Craft Capital Management in NYC. Mr. Cid has over 13 years of experience as a registered rep having passed the exams for his series 7 and 63 licenses at Gunn Allen Financial in NYC.

Mr. Cid Graduated in 1995 from Midwood High School in Brooklyn NY. Immediately after graduating Mr. Cid began working for a discount brokerage house Marsh Block. From there he began to learn how the process for raising equity for private companies and establishing his now long-standing relationships with Money Managers, Investment Banking firms and Broker Dealers on Wall Street. Since 1995 Mr. Cid has worked in the Capital Markets independently only stepping away to start a Real Estate investment business with his wife after the financial crisis of 2008. Mr.

Cid has helped to fund hundreds of companies from the start-up stage and has a working knowledge of taking a company from the early seed stages all the may to an exit whether that be a buy out or an IPO.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employee in Nassau County, NY.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	55,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company does not have any debt outstanding.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a Mr. Frank Cid.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Frank Cid	55.0%

Following the Offering, the Purchasers will own 0.0018% of the Company if the Minimum Amount is raised and 7.22% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: startup cost, technology cost, and operating expenses. We do not anticipate generating revenue until the first quarter of 2021.

The Company intends to improve profitability in the next 12 months by 1: Charging a monthly fee for companies to list on our crowdfunding portal www.CrowdChayne.com. 2: Charge a percentage of the funding raised via our portal as a success fee for each offering on our portal. 3: Charge a flat fee for marketing to companies that will need our marketing services.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically marketing the platform and strengthening our technology as well as develop a proprietary platform. We also plan to use the proceeds to grow our current sales and support staff. Because we have already allocated the proceeds to a specific

use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company has the following sources of capital in addition to the proceeds from the Offering: The founder, Mr. Frank Cid has been and will continue to provide necessary funding regardless of the success of this Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 4,280,000 shares of Common Stock for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 31, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when

the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Paper Certificate in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through www.fundme.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

10.0% of the total amount raised in the Offering.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

Prime Trust LLC will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.000100 per share, of which 55,100,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: Rights of security holders to vote on certain matters related to the Company or their securities.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Francis Cid
(Signature)

Francis Cid
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Francis Cid
(Signature)

Francis Cid
(Name)

CEO
(Title)

5/21/2020_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Francis Cid, being the founder of CrowdChayne, Inc., a Delaware corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet and the related statements of income (deficit), stockholder's equity and cash flows as of February 29, 2020, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Francis Cid
(Signature)

Francis Cid
(Name)

CEO
(Title)

5/21/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page
Exhibit C   Video Transcript

EXHIBIT A

Financial Statements

CROWDCHAYNE, INC.

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED FEBRUARY 29, 2020

CROWDCHAYNE, INC.

TABLE OF CONTENTS



ROST & CO., CPAs, P.C.
KNOWLEDGEABLE RELIABLE ACCURATE

ROBERT A. ROST, JR., CPA, CGMA
PRESIDENT
ROBERT.ROST@ROSTCPA.COM

DAWN BROZEK, CPA
VICE-PRESIDENT
DAWN.BROZEK@ROSTCPA.COM

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholder of
CrowdChayne, Inc.
Plainview, New York

We have reviewed the accompanying financial statements of CrowdChayne, Inc. (a Corporation), which comprise the balance sheet as of February 29, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the period of February 21, 2020 (inception) to February 29, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rost & Company, CPAs, P.C.

Ronkonkoma, New York
March 11, 2020

3505 VETERANS MEMORIAL HWY, SUITE Q, RONKONKOMA, NY 11779 · TEL: 631-676-6050 · FAX: 631-504-0360
E-MAIL: INFO@ROSTCPA.COM · WEB: WWW.ROSTCPA.COM

CROWDCHAYNE, INC.
BALANCE SHEET
FEBRUARY 29, 2020

ASSETS

CURRENT ASSETS

Cash	$	875
Total Current Assets		875
Total Assets	$	875

LIABILITIES AND EQUITY

STOCKHOLDER'S EQUITY

Common stock, $.0001 par value; 55,000,000 shares authorized, issued and outstanding, at stated value	$	5,500
Accumulated deficit		(4,625)
Total Stockholder's Equity		875
Total Liabilities and Stockholder's Equity	$	875

CROWDCHAYNE, INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD OF FEBRUARY 21, 2020 (INCEPTION) TO FEBRUARY 29, 2020

REVENUE	$	-
OPERATING EXPENSES		
Startup costs		4,625
Total Operating Expenses		4,625
OPERATING INCOME		(4,625)
OTHER INCOME (EXPENSE)		
Other income	-	
Interest expense	-	
Total Other Income (Expense)		-
NET LOSS	$	(4,625)

CROWDCHAYNE, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD OF FEBRUARY 21, 2020 (INCEPTION) TO FEBRUARY 29, 2020

	Common Stock	Accumulated Deficit	Total
BALANCE - BEGINNING OF YEAR	$ -	$ -	$ -
NET LOSS	-	(4,625)	(4,625)
STOCKHOLDER'S CONTRIBUTIONS	5,500	-	5,500
LESS: STOCKHOLDER'S DISTRIBUTIONS	-	-	-
BALANCE - END OF YEAR	$ 5,500	$ (4,625)	$ 875

See independent accountants' review report and notes to financial statements.

CROWDCHAYNE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF FEBRUARY 21, 2020 (INCEPTION) TO FEBRUARY 29, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,625)
ADJUSTMENTS TO RECONCILE NET LOSS TO NET	
CASH PROVIDED BY OPERATING ACTIVITIES	
CHANGES IN ASSETS AND LIABILITIES	
Total Adjustments	-
NET CASH USED IN OPERATING ACTIVITIES	(4,625)
CASH FLOWS FROM INVESTING ACTIVITIES:	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Stockholder's contributions	5,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,500
NET INCREASE IN CASH AND CASH EQUIVALENTS	875
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 875
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for the following amounted to:	
Income taxes	$ -
Interest expense	$ -

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Business Activity – CrowdChayne, Inc. (the "Company") was incorporated under the laws of the State of Delaware On February 21, 2020. The CrowdChayne platform is a front facing portal specifically geared to Reg CF, 506C, and Reg A Plus offerings. The company works with both Investors and Issuers to create an easily manageable platform where they can come together to meet their financing and investing needs. The Company provides issuers a platform to secure their capital raising needs. The Company provides a critical marketplace or junction where an entrepreneur is able to showcase their business to investors with the most impressive business ideas getting full funding from the crowd.

B. Revenue Recognition - Revenue and expenses are recorded on the accrual basis. Revenues are recognized as service is provided under the terms of the customer crowdfunding platform agreements. Payments received in advance of providing services are recorded as deferred revenues.

C. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

E. Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts. The allowance is determined by a variety of factors including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed.

F. Property and Equipment - Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 periods. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

G. Advertising Costs – The Company expenses advertising costs as they are incurred.

H. Income Taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The Company's income tax filings are subject to audit by various taxing authorities. The Company's 2020 tax filings will be subject to U.S. federal, state, or local examinations by taxing authorities. The Company has recognized no interest or penalties related to uncertain tax positions. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes its estimates are appropriate based on current facts and circumstances.

I. Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions. At times, cash may be in excess of FDIC insurance limits.

J. New Accounting Pronouncements –

Revenue Recognition
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers. We adopted the standard at inception of the Company's operations. Our revenue is generated upon the completion of services to customers, and the services predominantly contain a single delivery element and revenue is recognized at a single point in time. The timing of revenue recognition is not affected by the new standard.

K. Subsequent Events - Subsequent events were evaluated through March 11, 2020, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements. No event occurred during such time that required disclosure.

EXHIBIT B

Offering Page



FundMe

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$25,000 Min. Raise

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CROWDCHAYNE

About

CrowdChayne Inc

CrowdChayne is a curated crowdfunding platform that joins the power of the investing public with the sensibilites of traditional investment banking.

1. Executive Summary

Frank Cid - CEO: Mr. Cid has worked in investment banking for over 25 years completing a wide variety of middle market capital formation and advisory transactions in numerous industries. These involve both privately held and publicly traded companies. Mr. Cid is sector agnostic when it comes to raising capital. He works with pre-revenue startups as well as Nano-cap, and micro-cap publicly listed companies.

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RISKS & DISCLOSURES

DOCUMENTS

TEAM

COMMENTS

2. Introduction

This report is prepared to provide an overview of a business opportunity about CrowdChayne. In this report, all details regarding service/service concept, market & competitive analysis, market segmentation, launch plan, operational plan, SWOT analysis related to CrowdChayne will be discussed. We have ventured into the crowd funding industry to offer superior and unique services of crowd funding and traditional investment banking to businesses large and small. Our experience and expertise as retail stockbrokers and investment bankers gives us the experience and contacts to provide solutions that are currently lacking in the crowdfunding arena.

CrowdChayne is a crowdfunding portal that bridge the gap between companies seeking, and retail investors. To date Mr. Cid has already invested $180,000 of his capital into CrowdChayne.

Crowd funding has become a popular financing option for startups and is considered as part of venture capital financing. This financial segment has shown great potential in America. Our duty is to provide that critical market-place or junction where a potential entrepreneur is able to showcase/pitch his/her business to investors with the most impressive business idea getting full funding from the crowd of investors. Our platform www.crowdchayne.com is a front facing portal specifically geared to Reg CF, 506C, and Reg A Plus offerings. We also have a division focused on traditional investment banking deals as well as underwriting. We have already started the process of getting our broker dealer registered through FINRA. We have prepared this business plan to highlight some of the aspects of our business and systems. It details the market demands and growth and outlines the projected profit margins and cash flow over the next four years. We will ensure that we hold ourselves accountable to the highest standards by meeting our client's needs precisely and completely. We will cultivate a working environment that provides a human, sustainable approach to earning a living, and living in our world, for our partners, employees and our clients.

2.1 Objectives

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2.1 Objectives

The objectives of our company are provided below.

To generate a revenue of $ 900,000 in the first year.

To include the right depth of rules for borrowers and lenders.

To build relationship with Corporate Partners and service providers and its substantially better returns with increased security and easy access to funds.

Avoid common traps at each step of business development.

To keep ourselves financially stable for any miss hap or downfall in business.

To become the premier crowd funding Portal and capture 5% of the market.

2.2 Keys to Success

To build and tailor our service to our customers.

We will create a network of investors to see address questions people ask and what problems they're trying to solve regarding their investments.

Firms conducting securities transactions and business with the investing public must be registered with FINRA. Firms must meet certain membership standards to attain registration.

We will check out our potential competitors by visiting their sites and taking note of what they're doing to fill the demand. Then we can use what we have learned and create a product for a market that already exists and do it better than the competition.

To keep up with the changing industry, it has become essential for issuers and portals to speed up execution of funds using cutting edge technology.





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2.3 Mission

Our mission is to be one of the foremost crowd funding portals with a focus on bringing the best start-up and crowdfunding projects to our customers. With our highly motivated staff and experienced bankers we will join traditional investment banking with the ideals of a technology company. With our contacts and experience we will curate more deals faster and execute exits so that our network of investors can be profitable in their transactions faster and be able to invest with confidence that knowing we have done the important work that comes with a successful deal. All these are reasons to invest in CrowdChayne as we will command fees that will lead to revenue and profitability that will go back to our shareholders and ultimately this will position CrowdChayne to go public via our own IPO. We aim to become the top crowdfunding solution provider for the issuers and investors.

Our ultimate objective is to be a strong player in the crowdfunding arena, first establishing ourselves in North America and later expanding across the globe.

2.4 Company Location and Facilities

CrowdChayne is a newly incorporated Company headquartered at 1120 Old Country Rd Suite 203, Plainview NY 11803. Its management team has 6 members total, they all have strong experience in banking and compliance. One of the team is an award nominated filmmaker that was added on to the team for the purposes of helping CrowdChayne create content that will resonate with investors and issuers alike. The company will be opening an office in New York City to increase its presence and attract more experienced bankers to CrowdChayne.

2.5 Company Ownership

The company is owned by Mr. Frank Cid. He has worked in investment banking for over 25 years completing a wide variety of middle market capital formation and advisory transactions in numerous industries involving both

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2.5 Company Ownership

The company is owned by Mr. Frank Cid. He has worked in investment banking for over 25 years completing a wide variety of middle market capital formation and advisory transactions in numerous industries involving both privately held and publicly traded companies. Primarily focused on the Technology and Biotech sector for the last five years, working with Nano-cap, micro-cap and small-cap companies

2.6 Start-up Summary

We have a well-thought-out start-up plan that will help us move forward with proper marketing tools, equipment and personnel to get us started. The owners require an initial equity investment of $ 1,070,000 to help us with the marketing, technology and salaries to attract more bankers to help create deal flow that will in turn create revenue for CrowdChayne.

3. Service / Service Concept

CrowdChayne, a crowdfunding platform based in the USA, aims at empowering creative entrepreneurs to validate their idea's, creations and innovations. We will work with both investors and issuers to create an easily engageable platform where they can come together to meet their financing and investing needs. We will offer both conventional investment banking as well as use marketing and cutting-edge technology for our crowdfunding platform. We believe that with the advent of crowdfunding the traditional rules of capitalism have been changed. No more does the regular retail investor have to wait for a great concept or "hot" startup to go public with traditional methods. We plan on bringing these companies and investors together so both can capitalize at inception.

Meeting Platform:

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Meeting Platform:

Our products and services are mostly online based, as both interested investors and potential entrepreneurs are provided a meeting platform to transact business.

Payment Channels

Due to the nature of our business which is online based, we will be using electronic means of payment for services. These include the use of cards (credit, debit, smart etc.), mobile banking, and electronic banking.

Fairer growth

To inspire and lead improvements to the financial system where a fair and rewarding experience is achieved for everyone, and their rewards remain in balance, as we all thrive and grow together.

Growing Economy

We provide the platform. Investors provide the funding. Businesses get the support. Together, we're growing our communities and our economies, funding house building initiatives, powering new industry, and creating new jobs.

Types of funding:

Equity Funding

Bridging Funding

Development Funding

Debt Instruments

4. Statement of Innovative

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4. Statement of Innovative Opportunity

We will provide our services especially for the small and medium scale businesses and investors. These startups and investors will be provided a critical platform where both will meet with confidence in our due diligence and transparency. Our concern is to facilitate this exchange and to ensure that both parties enjoy the services provided. We will not be focusing on any particular business niche. We will be open to all business types and investors that are interested in a particular business or businesses within the scope of our countries securities regulators. We will carefully craft our position in market by devoting ourselves to offering premium services to our customers. We will maintain our leading position in this sector. We have a plan to improve the standard of our service through proper research and development. We can get the efficiency through the appropriate input of information required for this purpose. We are working on services which are more reliable and efficient in terms of results for the customers.

5. Market Analysis for Advanced Automated Trading Technologies (CROWDCHAYNE)

5.1 Opportunities for CROWDCHAYNE

While start-up owners eagerly await the Securities and Exchange Commission's regulations for crowd funding, a handful of broker/dealers are racing to be the first to capitalize on the phenomenon. An exemption in the Securities Act allows start-ups to conduct a version of crowd funding today, as long it's through broker/dealers

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5.1 Opportunities for CROWDCHAYNE

While start-up owners eagerly await the Securities and Exchange Commission's regulations for crowd funding, a handful of broker/dealers are racing to be the first to capitalize on the phenomenon. An exemption in the Securities Act allows start-ups to conduct a version of crowd funding today, as long it's through broker/dealers companies who buy or sell securities for themselves or customers.

5.2 Identification of Customers for CROWDCHAYNE

Potential customers of CROWDCHAYNE will consist of companies looking to raise capital or go public, this will include:

New startup companies

Existing companies looking at secondary offerings of their shares

Existing companies looking to up-list from a lower exchange on to a larger exchange.

Companies looking to issue debt instruments.

We will find the customers through the following ways.

We will establish our websites, and our customers will reach us.

We will provide our corporate profile to different corporate companies.

We will offer different packages to customers for a bulk purchasing our strategies.

We will formulate different marketing activities for the promotion of our company and searching for customers.

We will provide our profile to all online platforms for customers.

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5.2 Identification of Customers for CROWDCHAYNE

Potential customers of CROWDCHAYNE will consist of companies looking to raise capital or go public, this will include:

New startup companies

Existing companies looking at secondary offerings of their shares

Existing companies looking to up-list from a lower exchange on to a larger exchange.

Companies looking to issue debt instruments.

We will find the customers through the following ways.

We will establish our websites, and our customers will reach us.

We will provide our corporate profile to different corporate companies.

We will offer different packages to customers for a bulk purchasing our strategies.

We will formulate different marketing activities for the promotion of our company and searching for customers.

We will provide our profile to all online platforms for customers.

Internal bankers will be prospecting daily for new issuers.

5.3 Market Size and Market Characteristics

The Financial Industry Regulatory Authority (FINRA) regulates a critical part of the securities industry—brokerage firms doing business with the public in the United States. In an effort to increase public awareness and understanding about the broad range of FINRA-registered firms and individuals, FINRA for the first time is sharing an annual snapshot of some of the data collected in the course of its work. The FINRA Industry Snapshot 2018

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5.3 Market Size and Market Characteristics

The Financial Industry Regulatory Authority (FINRA) regulates a critical part of the securities industry—brokerage firms doing business with the public in the United States. In an effort to increase public awareness and understanding about the broad range of FINRA-registered firms and individuals, FINRA for the first time is sharing an annual snapshot of some of the data collected in the course of its work. The FINRA Industry Snapshot 2018 provides a high-level overview of the industry, ranging from the number of FINRA-registered individuals to the overall revenues of firms; from trading activity to how firms market their products and services. All of the data are reported in aggregate to respect the confidentiality of regulatory information.

Anyone actively involved in a FINRA-registered firm's investment banking or securities business must be registered as a representative with FINRA ("FINRA-registered representative"). To become registered, securities professionals are required to pass qualification exams to demonstrate competence in their particular securities activities. A FINRA-registered representative's duties may include supervision, solicitation or training of persons associated with the member firm.

Crowd funding platforms are important facilitators of nano-cap investment, and hence, the majority of their deals are into early Seed-stage companies. However, crowdfunding has become a more well-known and trusted form of investment, whilst crowd funding also allows brands to engage with consumers directly, later-stage businesses are also turning to this collective mode of fundraising. While in 2013, only 17.6% of crowd funding deals were secured by Venture-stage companies, in the first half of 2019, 40.5% of companies were categorized as such. Crowd funding also allows companies to raise funds whilst juggling older stakeholders, reducing the risk of taking on demanding new investors, allowing directors to maintain greater control of the company's direction. Crowd funding is a massive industry—and its scope is constantly expanding. As a result, there are *lots* of crowd funding statistics to consider, each of which tells us a valuable story about running a successful campaign. Here are 32 crowd funding statistics to consider while you decide how to run your crowd funding campaign or whether you even want to run one in the first place:**1. $17.2 billion is generated yearly through crowd funding in North America.**





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are into early Seed-stage companies. However, crowdfunding has become a more well-known and trusted form

of investment, whilst crowd funding also allows brands to engage with consumers directly, later-stage businesses

are also turning to this collective mode of fundraising. While in 2013, only 17.6% of crowd funding deals were

secured by Venture-stage companies, in the first half of 2019, 40.5% of companies were categorized as

such. Crowd funding also allows companies to raise funds whilst juggling older stakeholders, reducing the risk of

taking on demanding new investors, allowing directors to maintain greater control of the company's

direction. Crowd funding is a massive industry—and its scope is constantly expanding. As a result, there

are *lots* of crowd funding statistics to consider, each of which tells us a valuable story about running a successful

campaign. Here are 32 crowd funding statistics to consider while you decide how to run your crowd funding

campaign or whether you even want to run one in the first place:**1. $17.2 billion is generated yearly through**

crowd funding in North America.

According to Statista, crowd funding raises $17.2 billion on a yearly basis in North America alone. And this

number is growing steadily; projections for the crowd funding market suggest that it will reach astronomical

heights within the next few years. In fact, Statista projects a compound annual growth rate of 14.7% for the next

four years. [2]

Entrepreneurs from across the USA are utilizing crowd funding platforms to fund their businesses. Crowd funding

continues to be a critical provider of small cap to SME's in the US, bridging the gap between funding rounds that

draw upon investment from family and friends at the very start of a new company's lifecycle, and larger

institutional rounds later in the company's trajectory. Transaction value in the Crowd funding segment amounts to

US$8,537.3m in 2020.Transaction value is expected to show an annual growth rate (CAGR 2020-2023) of 12.0%

resulting in the total amount of US$11,985.6m by 2023.The average funding per campaign in the Crowd funding

segment amounts to US$780 in 2020.From a global comparison perspective it is shown that the highest

transaction value is reached in China (US$7,049m in 2020).

In fact, the total revenues acquired through the crowd funding process is projected to reach $300 billion by

2030.And according to Business Wire, this growth is supposed to bring in an incremental $89.72 billion by 2022

in USA.





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Crowdfunding

worldwide

Transaction value in the Crowdfunding segment amounts to US$8,537.3m in 2020.

Transaction value is expected to show an annual growth rate (CAGR 2020-2023) of 12.0% resulting in the total amount of US$11,985.6m by 2023.

The average funding per campaign in the Crowdfunding segment amounts to US$780 in 2020.

From a global comparison perspective, it is shown that the highest transaction value is reached in China (US$7,049m in 2020).

The global crowdfunding market size will grow by USD 89.72 billion during 2018-2022.

5.4 Market Segmentation or Target Market

We aim to target new SMEs in USA and over the globe looking for investments. Our second target market is investors who are looking to invest in businesses with greater ROI. We can be a premiere crowdfunding portal and look to capture 5% of the crowdfunding market.

5.5 Marketing Plan

The crowdfunding industry is a very competitive market with a handful of players already established. We can compete in the market through the application of our customized marketing plan as well as our traditional investment banking relationships that will serve to feed us potential deal flow as we build out our technology platform. For providing high-quality services and raising the profile of the company, it is essential for

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5.5 Marketing Plan

The crowdfunding industry is a very competitive market with a handful of players already established. We can compete in the market through the application of our customized marketing plan as well as our traditional investment banking relationships that will serve to feed us potential deal flow as we build out our technology platform. For providing high-quality services and raising the profile of the company, it is essential for CrowdChayne to understand its uniqueness. Our focus is to adopt the best and most effective marketing strategies which can promote our business by improving our website at the international level. We will use the following marketing strategies to promote our website and to increase our number of customers which will increase our sales and profits.

We will use Google My Business. It is one of the most powerful marketing strategies for small business to promote business. Our business listing will get a promotion on Google My Business. For targeting local markets, this platform is a powerful marketing medium. The listing appears at the top half of the search page ahead of the search results.

We will pair our strategy with Google AdWords. AdWords is a marketing tool to get the results immediately. For maximum output, we will pair this channel with my other marketing strategies.

We will explore content marketing by creating relevant content showcasing our business values and the care we take to resolve people's problems with our services. Then, we will distribute the content through a wide range of channels online. This way of content marketing is a proven tactic to drive the traffic towards business from varied sources.

We will make partnerships with other brands so that we can reach out to more people by collaborating with other ventures. This will be an effective way of marketing our services or services as we will be using the consumers of the other ventures for promoting our services.

We will use social media because most of our target audience is using social media for customer support. Our crowd funding business will be present on all the major social platforms like Twitter, Facebook and Instagram.

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We will explore webinars. A webinar is a seminar conducted online in varied forms such as demonstration, discussion, and presentation. Webinars are used to generate a more extensive email list. People who join a webinar have to give their details such as name, phone number, and email. So, our crowdfunding business will generate a more significant number of emails this way. We will then use these emails to promote our services. As compared to simple videos, webinars are far more engaging because of the live Q&A sessions for the subscribers. When they get answers to their specific queries, they will feel special and satisfied.

We will help others by offering a free consultation. People want help from experts. We will use their urge for help by offering our expert views on a problem-free to them. By offering our free consultation, we will help our potential customers in making the right purchasing decision. Also, we will use referral software such as Omnistar through which our customer would refer our company to others.

We will build up an online platform and forum for our customer. Where customers can build up direct contact with us and also communicate with each other. This will help us grow our company fast.

We will use email marketing. It is a low-cost strategy that we will use to enhance our global reach of the business. We will automatically send emails without wasting our time. Emails are easy to set up and run, and we will establish communication with our consumers immediately.

5.6 Marketing Objectives

Increase sales: To provide quality funding quickly, with a focus on generating revenue.

Capturing global online market: We will spread our business around the USA and the globe.

Launch new services or services: We will keep updating our related services.



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5.6 Marketing Objectives

Increase sales: To provide quality funding quickly, with a focus on generating revenue.

Capturing global online market: We will spread our business around the USA and the globe.

Launch new services or services: We will keep updating our related services.

Build brand awareness: We will build a marketing strategy to grab and captivate retail investors from day one and continue to make them return often and be deeply engaged with our funding strategies.

Enhance customer relationships: To maintain customer relationship through emotional offerings deeply valued as essential lifestyle accessories, multi online marketing tactics, digital distribution partnerships and effective marketing strategies and cleverly crafted financial services models, and contingency plans.

5.7 Marketing Strategies

Our crucial marketing strategies will be through Click funnels/ Landing Pages/ For Sub Boxes:

Facebook, Pinterest, Instagram, Twitter, Google, YouTube.

Word of Mouth Marketing: Despite the existence and fast-growing social media platform, WOMM cannot be ignored. An offline strategy like WOMM is needed by the recommendation of our brand by people (our loyal customers) sharing their experiences about our services/services with friends over the phone or face-to-face. Qualified leads rely on word of mouth (55%), customer references (46%), and media articles (38%) to make purchase decisions Survival Flow will put this strategy to its full advantage. The advantages are limitless to mention a few; we will;

Proffer a referral campaign where our readers can send new subscribers our way

Provide an email campaign where we stimulate our customers to forward a message to their friends

Create shareable content on our website

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5.7 Marketing Strategies

Our crucial marketing strategies will be through Click funnels/ Landing Pages/ For Sub Boxes:

Facebook, Pinterest, Instagram, Twitter, Google, YouTube.

Word of Mouth Marketing: Despite the existence and fast-growing social media platform, WOMM cannot be ignored. An offline strategy like WOMM is needed by the recommendation of our brand by people (our loyal customers) sharing their experiences about our services/services with friends over the phone or face-to-face. Qualified leads rely on word of mouth (55%), customer references (46%), and media articles (38%) to make purchase decisions Survival Flow will put this strategy to its full advantage. The advantages are limitless to mention a few; we will;

Proffer a referral campaign where our readers can send new subscribers our way

Provide an email campaign where we stimulate our customers to forward a message to their friends

Create shareable content on our website

Create a marketing event to have our top customers or clients bring their friends

Web-advertising using targeted e-mail and auto-responders: E-mail is one of the oldest forms of digital marketing and one of the most effective and cost-effective media marketing strategies. With e-mail, our targeted market can be reached straight to their inboxes. This is very vital as it is a tool that can help raise responsiveness about our services.

Related media publications: We will likewise make utilization of media distribution to tell individuals outside the objective area about our services, offers, and objectives to help increase additional customers.

Search Engine Optimization: Sending potential investors to the wrong website is a nightmare for a brand's reputation. The best solution is to get our website ranking higher in Google or Bing search results. If we find a spoofed website infringing on our brand, we can report those sites to Google.

Utilize social media: The use of social media cannot be undervalued. There are so many good uses and so much useful

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5.8 Revenue Strategy for CROWDCHAYNE

Price is the amount of money charged for a product. Nowadays, even though non price factors have increasingly gained importance, price still remains to be one of the most important elements that determine a firm's market profitability. Price is the only elements in the marketing mix that produces income, and other elements represent costs. Price is also a very flexible element. Unlike product features and channel elements, prices can be changed quickly. Although pricing has been concerned as the number-one problem or a big headache, smart managers could use pricing as a key strategic tool for creating and capturing customer value Moreover, in order to achieve pricing objectives, we have set our company pricing strategy as follows.

We will keep between 4%-10% of capital raised from each crowdfunding campaign, in line with industry standards. We will also generate revenue from upfront fees and consulting services we will provide the issuers as they launch their crowdfunding campaigns as well as share equity ownership for each campaign on our platform. As we help these companies go public we will be able to sell shares in the open market and create revenue for the company thereby increasing shareholder value.

5.9 Sales Strategy for CROWDCHAYNE

Initially we will use our traditional banking channels to ensure steady deal flow, once established as a leading crowdfunding platform we believe we will have steady deal flow through word of mouth and customer referrals. Relationships in this regard mean the establishment of links with the various related Small and medium-sized enterprises who often require our services for equity and debt financing. The experience a customer has with our services will go a long way toward influencing the intermediary to continue to order our services, and whether they should refer their friends to utilize our services. The service strategy will also be based on quality, combined with making the service readily available to our customers. A crucial competitive edge will be our existing relationships in the banking industry, our teams many years of banking, marketing experience, our successful

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5.9 Sales Strategy for CROWDCHAYNE

Initially we will use our traditional banking channels to ensure steady deal flow, once established as a leading crowdfunding platform we believe we will have steady deal flow through word of mouth and customer referrals.

Relationships in this regard mean the establishment of links with the various related Small and medium-sized enterprises who often require our services for equity and debt financing. The experience a customer has with our services will go a long way toward influencing the intermediary to continue to order our services, and whether they should refer their friends to utilize our services. The service strategy will also be based on quality, combined with making the service readily available to our customers. A crucial competitive edge will be our existing relationships in the banking industry, our teams many years of banking, marketing experience, our successful track record in raising capital and our vision for the future of crowdfunding technology.

6. Competitive Analysis

It is nearly impossible for a business to not have any competition unless the product is extremely unique that the competitor is unable to replicate. We often face what is called the monopolistic competition, whereby a large number of companies exist and compete within the same market size. There is tough competition in the crowdfunding space. As more and more businesses, investors and issuers move toward digital solutions, this competition is about to intensify further, But the market expansion shows ample opportunities for new entrants. To understand the nature of this competition, we will provide a brief sketch of some of our major competitors. Many competitors are providing platform for both investors and issuers.

Our platform CrowdChayne will face competition from the above-mentioned companies and many others providing crowdfunding services. Our company will compete with them and enter into the list of the top crowdfunding solutions companies. We are focused on developing in the minds of customers to use our services before availing services of other competitors. This will be our achievement if the desired goals are attained. Although there are many competitors, there is not yet a clear dominant platform for equity crowdfunding.





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6. Competitive Analysis

It is nearly impossible for a business to not have any competition unless the product is extremely unique that the competitor is unable to replicate. We often face what is called the monopolistic competition, whereby a large number of companies exist and compete within the same market size. There is tough competition in the crowdfunding space. As more and more businesses, investors and issuers move toward digital solutions, this competition is about to intensify further, But the market expansion shows ample opportunities for new entrants. To understand the nature of this competition, we will provide a brief sketch of some of our major competitors. Many competitors are providing platform for both investors and issuers.

Our platform CrowdChayne will face competition from the above-mentioned companies and many others providing crowdfunding services. Our company will compete with them and enter into the list of the top crowdfunding solutions companies. We are focused on developing in the minds of customers to use our services before availing services of other competitors. This will be our achievement if the desired goals are attained. Although there are many competitors, there is not yet a clear dominant platform for equity crowdfunding.

6.1 SWOT Analysis

SWOT Analysis of CrowdChayne is given below.

Strengths:

Relationship selling: We intend to get to know our customers through our network. Our direct outreach efforts will seek to maintain a relationship with our customers.

Diversified customer base: We intend to obtain orders for our services from all type of new startups. This will ensure a lack of dependency on one customer.

Trust and goodwill of customers: CrowdChayne will create a safe environment for both investors and issuers alike

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6.1 SWOT Analysis

SWOT Analysis of CrowdChayne is given below.

Strengths:

Relationship selling: We intend to get to know our customers through our network. Our direct outreach efforts will seek

to maintain a relationship with our customers.

Diversified customer base: We intend to obtain orders for our services from all type of new startups. This will ensure a

lack of dependency on one customer.

Trust and goodwill of customers: CrowdChayne will create a safe environment for both investors and issuers alike.

CrowdChayne has the potential to win the trust and goodwill of their customers.

Focus on a need: CrowdChayne looks at the specific funds needs of new SMEs. This focus on a very specific need will

make it popular amongst businesses which face major problems in financing while starting up.

Strong backing: CrowdChayne has a strong backing support from the previous experience of company owners and

staff.

Targeting: Targeting the correct customer for CrowdChayne is one of our major strength.

Good understanding of the target market.

An enthusiastic company with a robust and infectious leader.

High profit margin

No shipping cost

No shipping restrictions

No storage space and cost

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No storage space and cost

No inventory shortage

A lot of field experience.

Weaknesses:

New position in the market.

The difficulty of establishing brand equity as a start-up company.

It's resource intensive.

Opportunities:

There is a growing demand for equity financing services in the start-up world.

An easily scalable business model.

Technology makes CrowdChayne business more efficient and effective.

Service. As our intended target markets are easily accessible, we intend to be able to meet their requirements in the shortest possible time.

Threats:

The large reputation of other competitors.

Hackers.

The entrance of new competitors.

A price war with competitors.

Established network of competitors.

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7. Launch Plan

For the successful launch of CROWDCHAYNE the following things will be done by management:

Prepare a technical and feasibility study.

Will have agreements and contracts with issuers.

Develop, Float and manage complete Request for proposal (RFP) Process.

Should develop Standard Operating Procedures (SOPs), operation support system (OSS).

Office set up with PCs and servers (already set up)

Marketing strategy with 4/5 years' annual expenditure

8. Operational Plan

Essential things in an operational plan of CROWDCHAYNE includes

Investment

License

Contract & Networking

Effective & Efficient people with strong capital markets background.

Target Market

Viewer Behavior

8.1 Operations

The various operations of CrowdChayne revolve around providing of high-quality crowdfunding business. At CrowdChayne different departments of the company work both independently and cooperatively to meet long

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8.1 Operations

The various operations of CrowdChayne revolve around providing of high-quality crowdfunding business. At CrowdChayne different departments of the company work both independently and cooperatively to meet long term objectives of the company. The major operation of the company is to raise funds for start-ups from the crowd. There is a big challenge to win customers trust. Our in-house marketing and advertising department works to promote the services of the company. The ownership must support the staff to work aggressively to penetrate the market. We will focus on the development of an online community with forums, a blog and a strong online presence. During the first year of operation, a set of standard operating procedures (SOPs) will be developed to support the opening of CrowdChayne.

8.2 Requirements

Equipment required for smooth operations of CrowdChayne is given below.

Website Development, SEO, Social Media Marketing, online forums and an online presence.

A dedicated team of professionals

Appropriate accounting information system for maintaining accounting records.

8.3 Human Resource

Human resource is the backbone of any organization. Day to day operations will be run by the management. The staff will be rewarded for efficient work. These measures will ensure smooth operations and will contribute to generating more revenue and profits for our shareholders.

8.4 Our Business Structure

We have decided to hire qualified and competent hands to occupy the following positions;







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Conclusion

We believe that we are in a position to establish CrowdChayne as one of the premiere crowdfunding portals first in the US and ultimately in the global markets. We believe our investors will achieve and exceptopnal return on their initial investment into CrowdChayne Inc. We welcome any and all questions directed to us in regards to this raise.

Use of Proceeds

CrowdChayne	
Startup Cost	**$**
Fixed Cost	
Furniture	10000
Registration	10000



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CrowdChayne	
Startup Cost	**$**
Fixed Cost	
Furniture	10000
Registration	10000
Operating capital	250000
Equipment Purchase	50000
Marketing	175000
Broker dealer Cost	250000
Utilities/Bills	15000
Website Development	50000
Legal & accounting Costs	250000
Rent deposit	10,000
Total Startup cost	**1,070,000**
Owner's Investment	180,000
External Investment	1070,000
Total funds required	**1,070,000**

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Ownership Structure & Rights of Securities

Crowdchayne was established as a C corporation in Deleware with 100,000,000 shares issued. Mr. Frank Cid, the founder and CEO of CrowdChayne Inc holds 55,000,000 shares. As of this filing he is the main share holder. Mr. Cid does plan to issue shares to individuals working with the company as well as any upcoming hires to CrowdChayne Inc.

Risks & Disclosures

An investment in this offering involves a large degree of risk and you should not invest in this offering unless you can afford to lose your entire investment. In making an investment in this offering you must rely on your own examiniation of our issue and our terms of offering including the merits and the risks involved.

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Offering Documents



CrowdChayne Business Plan



Financial Statements

Meet the **CrowdChayne Inc** team





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Meet the **CrowdChayne Inc** team



CEO

Frank Cid

Frank Cid: Mr. Cid has worked in investment banking for over 25 years completing a wide variety of middle market capital formation and advisory transactions in numerous industries. These involve both privately held and publicly traded companies. Mr. Cid is sector agnostic when it comes to raising capital. He works with pre-revenue startups as well as Nano-cap, and micro-cap publicly listed companies.





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CEO

Frank Cid

Frank Cid: Mr. Cid has worked in investment banking for over 25 years completing a wide variety of middle market capital formation and advisory transactions in numerous industries. These involve both privately held and publicly traded companies. Mr. Cid is sector agnostic when it comes to raising capital. He works with pre-revenue startups as well as Nano-cap, and micro-cap publicly listed companies.

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EXHIBIT C

Video Transcript

Crowdchayne commercial

written by

Woody Dorilus

Address
Phone
E-mail

INSIDE OF OFFICE. JOE IS SITTING BEHIND HIS DESK, LOOKS UP
AND SMILES.

                    JOE
          Hi I'm joe. What if I told You for
          the first time the average person
          has a chance to be on the inside of
          the stock Market?
               (pauses)
          I know you've heard it all
          before... I know that you know the
          stock market has been one of the
          greatest wealth creators in
          history, right? But only for a
          select few...

               (insert graphic)

                    JOE V.O
          Peter Thiele original investment of
          500 thousands dollars in Facebook
          was turned into a billion dollars.
          That means if you invested a 1000
          dollars at the same valuation that
          he did, your investment would be
          worth 2 million dollars.
          Light speed venture partners
          investment of 8.1 million dollars
          in Snapchat is now worth almost 2
          billion dollars. A 500 dollars
          investment at the same price that
          they got in would be worth 85
          thousand dollars now.
          Had you been given a chance to
          invest at these valuations a 100
          dollars investment in Uber would
          now be worth half a million
          dollars.

Joe leans forward on his desk with a serious look as if he's
about to share the world's greatest secret

                    JOE
          But why am I telling this to you?
          With the wealth gap continuing to
          expand, the government has passed
          legislation that allows you to
          invest at the ground floor. It's no
          secret the big boys on Wall Street
          are not calling you to get in at
          the beginning, Fact!
                    (MORE)

                    JOE (CONT'D)
          Its no secret that the big boys in
          Wall Street think that you don't
          deserve the same opportunity as
          they get, and call you muppets,
          Fact! We are here to change that.
          Crowdchayne is giving you the
          opportunity to get in these
          companies at the inception. Real
          companies, real return, real wealth
          creation.

Joe pauses and smile.

                    JOE (CONT'D)
          Capitalism isn't dead, it's just
          change. Welcome to the movement.